                                                             Document is copied.
                                     Filed Pursuant by Data Critical Corporation
                                                  Pursuant to Rule 425 Under the
                                                          Securities Act of 1933
                                               And Deemed Filed Pursuant to Rule
                                                     14a-12 Under the Securities
                                                            Exchange Act of 1934
                                     Subject Company:  VitalCom Inc. (Commission
                                                              File No. 000-27588


( BW)(WA-DATA-CRIT/VITALCOM)(DCCA)(VCOM) Data Critical Corporation and VitalCom to Merge; Merger Enhances Data Critical Leadership in Wireless Hospital Communications

     Business Editors, Health/Medical Writers

     BOTHELL, Wash.--(BW HealthWire)--March 12, 2001--Data Critical Corporation (Nasdaq:DCCA), a leader in wireless communication in health care, announced today that it has signed a definitive agreement to merge with VitalCom (Nasdaq:VCOM), a leading provider of wireless patient monitoring systems. Under terms of the agreement, shareholders of VitalCom will receive 0.62 shares of Data Critical common stock for each share of VitalCom common stock held.

     VitalCom will become a wholly owned subsidiary of Data Critical.

     "This merger integrates the technologies of two hospital wireless market leaders," said Jeff Brown, chairman of Data Critical. "The result is a broader alarm notification and networking portfolio of products for our company, partners and customers."

     VitalCom develops and manufactures PatientNet(TM), a wireless infrastructure technology that integrates patient information from various manufacturers' monitoring and bedside devices into a single network, making patient information available in real-time. VitalCom's large-scale wireless networks are capable of supporting up to 1,000 patients, and have been installed in more than 100 hospitals throughout the country, including well-known facilities such as Columbia Presbyterian Hospital, Barnes Jewish Hospital, and Montefiore Medical Center. Data Critical wireless systems are currently installed in more than 300 hospitals nationwide, including the Cleveland Clinic, Duke University Health System and University of Pennsylvania Health System.

     "The merger of our two companies will enable us to provide the most comprehensive suite of wireless systems available today for the hospital market," said Richard Earnest, CEO of Data Critical. "VitalCom's new PatientNet system, introduced in December 2000, provides high-end, centralized networking and wireless systems; Data Critical has a proven track record of delivering innovative, decentralized wireless systems. Our combined strategy will be to leverage the PatientNet technology to integrate our products and to help expand sales of PatientNet through our distribution channels. As a result, we will reach a significantly broader market."

     "Through this merger, we have the opportunity to improve the care delivery process for patients and caregivers while creating value for our partners and shareholders," said Michael E. Singer, executive vice president of corporate development and CFO of Data Critical. "This agreement provides a greater level of scale, a significant revenue base, and a clear path to profitability. It also allows us to offer our partners greater depth and breadth in our product offerings."

     The new management team will be comprised of Jeff Brown, chairman, Richard Earnest, CEO, Frank T. Sample, vice-chairman and group president of VitalCom and Michael E. Singer, executive vice president corporate development and CFO.

     "I'm delighted to become part of the Data Critical team," said Sample. "With our complementary products, strategic partnerships and product development synergies, we will be able to provide our customers with increasingly innovative products and services."

     The transaction will become effective upon approval by the shareholders of the companies and the satisfaction of other customary conditions. Shareholders holding in excess of 60 percent of the outstanding shares of VitalCom have executed agreements to vote for the transaction. The transaction is expected to be completed by the end of second quarter, 2001. Data Critical was advised by US Bancorp Piper Jaffray and A.G. Edwards.

About Data Critical Corporation

     Data Critical Corporation develops and distributes wireless and Internet systems for communicating critical healthcare data. The company offers StatView(TM), AlarmView(TM) and FlexView(TM), a line of wireless alarm notification products for hospitals. It also provides MobileView(TM) and ECGStat(TM), a line of wireless products for physicians as well as WebChart(TM) and PocketChart(TM).

     The company has twenty-five partnerships with such industry leaders as Aether Systems, Agilent Technologies, CRITIKON, General Electric, LabCorp, Medtronic, Nextel, Siemens and Welch Allyn. Additional information about Data Critical is available at www.datacritical.com.

     Except for the historical information presented, the matters discussed in this press release include forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include those described in Data Critical's periodic filings with the SEC including its 10K, 10Q and registration statement on Form S-1 that was declared effective on Nov. 8, 1999. Copies of Data Critical's public disclosure filings with the SEC are available from its investor relations department.

     Data Critical Corporation will hold an investor conference call on March 13, 2001, at 10:30 a.m. (Pacific Standard Time). The call in telephone number is 800/218-0204. The call will be simulcast on the company's web site, at www.datacritical.com, where a web cast replay also will be available until March 20, 2001. A telephone replay of the conference will be available one hour after the call until March 20, 2001. The replay number is 800/405-2236 and the pass code is 306058.

Additional Information and Where to Find It

     Data Critical plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Data Critical and VitalCom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Data Critical and VitalCom containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Data Critical, VitalCom, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

     -- from Data Critical by directing a request by mail or telephone to -Investor Relations, Data Critical Corporation, 19820 North Creek Parkway, Suite 100, Bothell, WA 98011, 425/482-7000.

     -- from VitalCom by directing a request by mail or telephone to VitalCom, Investor Relations,15222 Del Amo Ave., Tustin, CA, 92780, 714/546-0147

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Data Critical and VitalCom file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Data Critical or VitalCom at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Data Critical's and VitalCom's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger

     VitalCom will be, and certain other persons named below may be, soliciting proxies from VitalCom stockholders in favor of the adoption of the merger agreement. In addition, Data Critical will be, and certain other persons named below may be, soliciting proxies from Data Critical stockholders in favor of the adoption of the merger agreement, the issuance of Data Critical stock in connection with the merger, assumption of VitalCom's employee stock option plans and options issued under those plans, and any related maters. The directors and executive officers of VitalCom and the directors and executive officers of Data Critical may be deemed to be participants in each other's solicitation of proxies.

     The following are the directors and executive officers of VitalCom: Frank
T. Sample, Jack W. Lasersohn, Timothy T. Weglicki, Elizabeth H. Weatherman, Warren J. Cawley, John R. Graham, Steven E. Hannah and Cheryl L. Isen.

     The following are the directors and executive officers of Data Critical:
Jeffrey S. Brown, John V. Atanasoff, Richard L. Earnest, George M. Middlemas, David B. Swedlow, David E. Albert, Michael E. Singer, Bradley R. Harlow and Robert A. May.

     The directors and executive officers of VitalCom have interests in the merger, some of which may differ from, or may be in addition to, those of VitalCom's stockholders generally. Those interests include:

     -- as of December 31, 2001, the directors and executive officers of VitalCom, as a group, may be deemed to beneficially own approximately 61% of VitalCom's outstanding common stock;

     -- in connection with the signing of the merger agreement, certain executive officers of VitalCom will enter into employment or consulting agreements with Data Critical;

     -- upon completion of the merger, certain directors of VitalCom will become directors of Data Critical;

     -- certain of the directors and executive officers of VitalCom may own options to purchase shares of VitalCom common stock which will become vested and exercisable in connection with the merger;

     -- certain of the directors and executive officers of VitalCom may be covered by severance plans that may be triggered in connection with the merger; and

     -- Data Critical has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of VitalCom following the merger.

     --30--APS/se*

     CONTACT:  Data Critical
               Michael E. Singer/Laura Bridenback, 425/482-7000